UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Greenrock Ventures, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Andriy Zinchuk, CEO of Greenrock Ventures, Inc.

71/7 Dmytrivska Street,

Kyiv, Ukraine, 01135

Telelphone/Facsimile: +38 044 537 75 17

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Send all correspondence to:

Andriy Zinchuk

71/7 Dmytrivska Street,

Kyiv, Ukraine, 01135

Telelphone/Facsimile: +38 044 537 75 17

August 19, 2010

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box o.

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Pure Wind Energy Investments Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	o
	(b)	o

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
21,718,620
(8) SHARED VOTING POWER

(9) SOLE DISPOSITIVE POWER
21,718,620
(10) SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,718,620

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.3%

(14)	TYPE OF REPORTING PERSON

OO

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Colierna Investments

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	o
	(b)	o

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
6,205,320
(8) SHARED VOTING POWER

(9) SOLE DISPOSITIVE POWER
6,205,320
(10) SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,205,320

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%

(14)	TYPE OF REPORTING PERSON

OO

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Carat Consulting & Trading Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	o
	(b)	o

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,102,660
(8) SHARED VOTING POWER

(9) SOLE DISPOSITIVE POWER
3,102,660
(10) SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,102,660

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

(14)	TYPE OF REPORTING PERSON

OO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Greenrock Ventures, Inc., a Delaware corporation, with its principal place of business located at c/o William Tay, TBM Investments, Inc., 2000 Hamilton Street, #943, Philadelphia, PA 19130.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) and (f) The names of the persons filing this Statement (the “ Reporting Persons ”) are:

(1) Pure Wind Energy Investments Limited, a Cyprus corporation (“Pure Wind Energy”);

Verenikis, 2; Egkomi,

P.C. 2413, Nikosia,

Cyprus

The principal business of the Pure Wind Energy Investments Limited is providing investment management services and other investment vehicles.

(2) Colierna Investments LTD, a Cyprus corporation (“Colierna Investments”);

Kyriakou Matsi, 37C;

P.C. 1085, Nicosia,

Cyprus

The principal business of the Colierna Investments LTD is providing investment management services and other investment vehicles.

(3) Carat Consulting & Trading Limited, a United Kingdom corporation (“Carat Consulting”).

71 Brunswick Street,

Edinburgh, EH7 5HS

United Kingdom

The principal business of the Carat Consulting & Trading Limited is providing consulting and international trading services.

(d)–(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 26, 2010, William Tay, the sole shareholder of Greenrock Ventures, Inc. at that time, entered into a stock purchase agreement (the “Agreement”) with Pure Wind Energy Investments Limited, a Cyprus corporation (“Pure Wind Energy”), Colierna Investments LTD, a Cyprus corporation (“Colierna Investments”), and Carat Consulting & Trading Limited, a United Kingdom corporation (“Carat Consulting”). Pursuant to the Agreement, William Tay transferred to Pure Wind Energy 21,718,620 shares of our common stock, 6,205,320 shares of common stock to Colierna Investments and 3,102,660 shares of common stock to Carat Consulting, all of which represents 99% of our issued and outstanding shares in consideration of $60,000.

On August 19, 2010, William Tay, the sole shareholder of Greenrock Ventures, Inc., consummated a sale of 31,026,600 shares of our common stock to Pure Wind Energy, Colierna Investments, and Carat Consulting for an aggregate purchase price of $60,000. Following the closing of the stock purchase transaction, Pure Wind Energy owns a 69.3% interest, Colierna Investments owns a 19.8% interest, and Carat Consulting owns a 9.9% interest in the issued and outstanding shares of our common stock.

Nataliia Martynenko is the sole officer and director and controlling stockholder of Pure Wind Energy and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

Panagiotis Georgiou is the sole officer and director and controlling stockholder of Colierna Investments and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

Oleksandr Bieliaiev is the sole officer and director and controlling stockholder of Carat Consulting and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Issuer’s securities to seek for a suitable merger candidate through, merger, reverse merger or other suitable business combination method. The Reporting Persons will make changes in the present board of directors or management of the issuer, including plans for changing the number or term of directors or to fill any existing vacancies on the board.

Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j), except subparagraphs  (b) and (d) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of August 19, 2010 (the date of filling of this Schedule 13D), the Pure Wind Energy Investments Limited beneficially own 21,718,620 shares of Common Stock, representing 69.3 % of all of the Issuer’s outstanding Common Stock; Colierna Investments LTD own 6,205,320 shares of Common Stock, representing 19.8 % of all of the Issuer’s outstanding Common Stock; and Carat Consulting & Trading Limited beneficially own 3,102,660 shares of Common Stock, representing 9.9 % of all of the Issuer’s outstanding Common Stock.

(b) Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 31,026,600 shares of Common Stock reported herein.

(c) None of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Document

1.

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19 , 2010	Signature: Pure Wind Energy Investments Limited Colierna Investments LTD Carat Consulting & Trading Limited

By: /s/ Andriy Zinchuk

Andriy Zinchuk, for himself, as CEO and President of the Greenrock Ventures Inc. and as authorized signatory of the Pure Wind Energy Investments Limited, Colierna Investments LTD and Carat Consulting & Trading Limited.

EXHIBIT INDEX

Exhibit No.	Document
1.	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Greenrock Ventures, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  August 19, 2010

Pure Wind Energy Investments Limited

By: /s/ Nataliia Martynenko

Nataliia Martynenko

Title: : “Attorney-in-fact” for Pure Wind Energy Investments Limited

Colierna Investments LTD

By: /s/ Panagiotis Georgiou

Name: Panagiotis Georgiou

Title: Director

Carat Consulting & Trading Limited

By: /s/ Oleksandr Bieliaiev

Name: Oleksandr Bieliaiev

Title: “Attorney-in-fact” for Carat

Consulting & Trading Limited

Andriy Zinchuk

By: /s/ Andriy Zinchuk

Name: Andriy Zinchuk

Title: CEO and President of Greenrock Ventures, Inc.

#